September 2, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	US MedSys Corp.
Form 10-KSB for the fiscal year ended June 30, 2005
Form 10-QSB for the fiscal quarter ended March 31, 2005

Dear Mr. Rosenberg:

This letter responds to the letter of comments issued to U.S. MedSys Corp. dated July 6, 2005, regarding the above filings. The comments correspond to the numbers in the July 6th letter.

We refer in this letter to U.S. MedSys’s Form 10-QSB/A - No. 1 for the fiscal quarter ended March 31, 2005, which will be filed once approval on the contents of this letter is approved by your office. All of the information contained in such filing is current as of March 31, 2005, but has not been updated for any events occurring since the date that U.S. MedSys filed the Form 10-QSB for the nine months ended March 31, 2005.

Form 10-KSB for the fiscal year ended June 30, 2004

Notes to Consolidate Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation, page F-6

1.
You disclose PMC/Foot Care Network LLC as a fifty-one percent owned subsidiary. Please tell us how you accounted for and reported the minority interest of this entity in your consolidated financial statements.

There is no minority interest recorded on the balance sheet. The minority owner has no contributed capital in the subsidiary and is under no obligation to contribute additional capital, so 100% of the operating loss was attributed to the Company as majority owner in accordance with ARB 51.

Revenue Recognition, page F-6

2.
You disclose revenue from test site users of your medical equipment is recognized on a “shared-revenue basis.” Please explain to us the meaning of a “shared-revenue basis” to clarify how you generate revenue and reconcile your revenue recognition policy to relevant accounting literature. Tell us how you can reasonably estimate amounts for disallowed insurance carrier billings considering revenues commenced in the fourth quarter of fiscal 2004.

The shared revenue statement meant a sharing of the collected revenue on an equal basis. This was related to scanners placed in wound care walk in centers. Based on our contract to place these units we would share on a 50/50 basis on collected revenues from billings sent by the centers to insurance carriers and self-insured plans. Revenue was recorded when actual billing took place at reimbursement rates that were related to the CPT billing codes approved by the insurers. Any disallowed reimbursements were written off using the direct method. This contractual arrangement doesn’t exist anymore since the units were taken back into our possession in September of 2004. The revenue related to the fourth quarter of fiscal 2004 is attributable to our diabetic supply division.

Form 10-QSB for the fiscal quarter ended March 31, 2005

Consolidated Statements of Operations, page F-3

3.	Please tell us the nature of the discounts included in cost of goods sold and why you believe these amounts should be classified as a cost of goods sold.
This item was classified in cost of goods sold as an error. This will be reclassed from cost of goods sold to a deduction from gross sales, resulting in net sales

4.	Please explain to us why you have presented a provision for excess or obsolete inventory as impairment in general and administrative expense and not in cost of goods sold.

This item was classified in general and administrative expense as an error. This will be reclassed from administrative expense to the cost of goods sold line item.

Notes to Unaudited Financial Statements

Note 2 - Stockholders’ Equity, page F-5

5.	Please tell us and disclose the terms of the conversion feature of the Series A preferred stock. Tell us how you accounted for the common stock purchase warrants issued to investors.

The terms of the conversion feature entitle the holder to convert each preferred share into 20 shares of common stock (subject to anti-dilution adjustments in the event of a distribution, combination, reorganization, recapilization, or a similar transaction), in accordance with the following schedule:

(i)
Each holder may convert up to one-third of the original number of shares of Series A Convertible Preferred Stock held by the holder into Common Stock at any time after 30 days after the date of issuance.

(ii)
Each holder may convert an additional one-third of the original number of shares of Series A Preferred Stock held by the holder into Common Stock at any time after six months after the date of issuance.

(iii)	Each holder may convert the balance of the original number of shares of series A Preferred Stock held by the holder into Common Stock at any time after one year after the date of issuance.
Additionally, the Series A Preferred Stock must be converted by the holder, at the discretion of the Board of Directors of the Corporation, if the common stock trades above $3.00 per share for 20 consecutive trading days.

The consideration received was allocated between the common stock and common stock warrants based on the relative fair values of each. Fair value for the common stock was based on quoted market prices, and the fair value of the warrants was based on an estimate using the Black-Scholes method.

Note 3 - Investment in GMD, LLC, page F-5

6.
You disclose having a 75% ownership position in GMD, LLC. Please tell us how you accounted for your investment in this entity and how you reported the minority interest in your consolidated financial statements.

There is no minority interest recorded. The minority owner has no contributed capital in the subsidiary and is under no obligation to contribute additional capital, so 100% of the operating loss was attributed to the Company as majority owner in accordance with ARB 51.

Note 4 - Investment in NEODS, page F-5

7.	You disclose as having acquired a 75% ownership position in NEODS. Please tell us the following:

•	Clarify how you accounted for your investment in this entity and reported the minority interest in your consolidated financial statements.

There is no minority interest recorded. The minority owner has no contributed capital in the subsidiary and is under no obligation to contribute additional capital, so 100% of the operating loss was attributed to the Company as majority owner in accordance with ARB 51.

•
You refer to “impairment regulations stipulated in SFAS #123.” Please cite the specific paragraph of SFAS 123, or other authoritative literature, supporting your accounting and reporting for this impairment.

This is a typo. The footnote should state SFAS 144, and will be changed in our re-filing of the March 31, 2005 10QSB.

Note 5 - Revolving Credit Facilities, page F-6

8.
Please disclose the fair value of the common stock issued to the lenders as a commitment to provide the credit facility. Disclose, and tell us, your basis for amortizing the cost of the shares over a ninety day period.

They were short term notes for ninety days. The fair value of the common stock related to this was calculated using the Black/Shoals formula. The footnote will be expanded to include this commentary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 1

9.
You disclose in the second paragraph that the financial information furnished has been reviewed by an independent accountant. Please amend your filings to include a report of the accountant on the review, as required by Rule 310(b) of Regulation S-B.

Duly noted and this disclosure will be removed in the March 31, 2005 filings and future filings.

Critical Accounting Policies, Inventories, net, page 1

10.
Please tell us specific authoritative guidance supporting your accounting of inventories, wherein upon placing your systems into field locations, you then transfer “inventory” to “property and equipment” and then amortize over two to five years.

This is an Epi-Scan ultrasound technology. The company has adopted an amortization method that is consistent with computer technology on a GAAP basis.

Results of Operations, page 3

11.
Your reported cost of goods sold for the nine months ended March 31, 2005 is the same as that reported for the three months then ended; this does not appear to be consistent with the different amounts of revenue for the relevant periods. Please tell us why cost of goods sold is the same for both periods.

The revenue generated prior to the three months ending March 31, 2005 was “Rental” revenue from the use of the Scanners by a third party without any related Cost of goods sold. The costs associated with these rentals were reflected in depreciating the scanners. The above mentioned scanners have since been returned to the company.

Liquidity and Capital Resources, page 4

12.
You assert your operating cash flow together with your current cash reserves will be sufficient to fund your business plan and projected capital requirements though at least November 2005,” or approximately eight months of operations from March 31, 2005. Your cash on hand of approximately $1.5 million does not appear to be sufficient for your ongoing business operations based on the net cash used in operations of approximately $3.2 million for previous nine months and your disclosure that you are not currently seeking to raise capital through public or private equity or debt financing.

We believe your existing discussion appears to simply recite the items already disclosed on your Consolidated Statement of Cash Flows and is not commensurate with a robust discussion of your liquidity. Consistent with Section IV of SEC Release No. FR-72, please revise your discussion to provide meaningful insight into your cash requirements as well as your sources and uses of cash and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions. Include a discussion and analysis of known trends and uncertainties.

In addressing your concerns stated above, we must first look at the loss which included non-cash charges of approximately $1.1 million. Our current burn rate on a consolidated level is about $230,000 per month. The statement that was made in the MD & A would then hold true. Especially given the fact that our disease management division continues to provide growth, and our NEODS division in Wilton, Maine will begin production in late September of 2005.

Off -Balance Sheet Arrangements, page 5

13.
You disclose you have a fifty-one percent interest in PMC/ Ocular Network LLC. Please tell us how you accounted for your investment in this entity and how you reported the minority interest in your consolidated financial statements.

There is no minority interest recorded. The investment of $250,000 paid to Nick Sconzo for the Ocular Network is carried as a Deferred Acquisition cost because NJ approval is still pending for the entity conducting business as a healthcare delivery system.

* * * *

In connection with responding to your comments, U.S. MedSys, Corp. is acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Anthony R. Rubino
Acting CEO
CFO
U.S. MedSys, Corp.

Cc: Mr. Donald Abbott